August 11, 2008

Christine Davis
Assistant Chief Accountant
Securities and Exchange Commission
Washington, DC 20549

RE:           InMedica Development Corporation
Form 10-K/A1 for Fiscal Year Ended December 31, 2007
File No. 000-12968

To Whom It May Concern:

In connection with the foregoing filing of InMedica Development Corporation (the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
INMEDICA DEVELOPMENT CORPORATION

_/s/_____________________________
Richard Bruggeman, CFO